DELIVERED VIA EDGAR

December 12, 2023

Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Lily Dang and Yong Kim

RE:	Responses to the Securities and Exchange Commission Staff Comment dated November 21, 2023 regarding Silvercorps Metals, Inc.
Form 40-F for the Fiscal Year Ended March 31, 2023
Filed June 1, 2023
File No. 001-34184

Dear Sirs and Madams:

This letter is submitted on behalf of Silvercorp Metals Inc. (the “Company” or “we”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated November 21, 2023 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 40-F for the year ended March 31, 2023, which was filed on June 1, 2023 (the “2023 Form 40-F”).

The text of the Comment Letter has been reproduced in italics in this letter followed by our response.

Form 40-F for the Fiscal Year ended March 31, 2023

1.	Given that you have material mining operations in the People’s Republic of China, we believe that you should provide specific and prominent disclosures regarding the legal and operational risks associated with your operations, consistent with the guidance in our Sample Letter to China-Based Companies issued on December 20, 2021, and our Sample Letter to Companies Regarding China-Specific Disclosures issued on July 17, 2023.

The letters referenced above are available on our website at the following locations -

• https://www.sec.gov/corpfin/sample-letter-china-based-companies

• https://www.sec.gov/corpfin/sample-letter-companies-regarding-china-specific-disclosures

Please confirm that you will provide disclosures that are responsive to all applicable guidance within such letters in your future periodic reports.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Company Response: The Company acknowledges the Staff comments, and we confirm that we have reviewed the Sample Letter to China-Based Companies issued on December 20, 2021, and the Sample Letter to Companies Regarding China-Specific Disclosures issued on July 17, 2023 (the “Sample Letters”).

The Company is a foreign private issuer eligible for the multijurisdictional disclosure system (“MJDS”) adopted by the United States and therefore has elected to satisfy its U.S. reporting obligations by filing its annual report on Form 40-F. The Company prepared its Annual Information Form (“AIF”), which was filed as Exhibit 99.1 to the 2023 Form 40-F (the “2023 AIF”), pursuant to the requirements of the Canadian securities regulatory authorities. The Company respectfully notes that, under the MJDS, the Company prepares its disclosure regarding its operations pursuant to the requirements of Canadian securities laws. Accordingly, the Company wishes to note that its disclosure regarding its operations in the People’s Republic of China (“China”) has been prepared pursuant to the requirements of the Canadian regulatory authorities.

The Company has not been identified as an issuer who files annual reports issued by independent registered public accounting firms located in foreign jurisdictions that the Public Company Accounting Oversight Board (United States) (“PCAOB”) is unable to inspect or investigate completely because of a position taken by a non-U.S. authority in the accounting firm’s jurisdiction (a “Commission-Identified Issuer”). The PCAOB has also removed China from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. The requirements related to Commission-Identified Issuers in the Sample Letters are not applicable to us.

The Company’s operations in China are conducted through legal entities incorporated in China that the Company controls, but not through contractual agreements with a variable interest entity (“VIE”). As a result, comments related to the VIE in the Sample Letters are also not applicable to us.

With respect to the comments in the Sample Letters related to the legal and operational risks related to doing business in China, the Company proposes the following enhancements in its AIF and Form 40-F for the year ending March 31, 2024 (the “2024 Annual Filings”) to include prominent disclosure about the legal and operational risks associated with the Company’s business operations in China to the extent material. Set forth below for the Staff’s consideration are the Company’s proposed enhancements to be made in the 2024 Annual Filings:

1.	The Company’s proposes the following enhancements to the description of its corporate structure to be made in the 2024 Annual Filings. For the Staff’s convenience, the proposed new text is underlined below and strikethrough has been used to denote where text has been moved or deleted:

ITEM 2 CORPORATE STRUCTURE

2.1	Names, Addresses and Incorporation

Silvercorp is a corporation incorporated under the laws of British Columbia, Canada, with its head office, principal address and registered and records office of the Company located at 1750 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1. The Company’s shares are listed for trading on the Toronto Stock Exchange (the “TSX”) and the NYSE American, LLC (“NYSE American”), both under the symbol “SVM”. The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador.

Silvercorp was formed as Spokane Resources Ltd. pursuant to an amalgamation of Julia Resources Corporation and MacNeill International Industries Inc. under the Company Act (British Columbia) on October 31, 1991. By a special resolution dated October 5, 2000, Spokane Resources Ltd. consolidated its share capital on a ten for one basis and altered its Memorandum and Articles of Incorporation by changing its name to “SKN Resources Ltd.” At the Company’s Annual and Special General Meeting held on October 20, 2004, the shareholders approved an increase to the Company’s authorized capital to an unlimited number of common shares (each, a “Common Share”) and adopted new Articles consistent with the transition to the Business Corporations Act (British Columbia) and passed a special resolution to change the Company’s name. On May 2, 2005, the Company filed a Notice of Alteration with the British Columbia Registrar of Companies changing its name from “SKN Resources Ltd.” to “Silvercorp Metals Inc.”. At the Company’s Annual and Special General Meeting held on September 28, 2007, shareholders approved a three-for-one share split for its common shares. The stock split was set at the close of business on October 31, 2007. ~~The head office, principal address and registered and records office of the Company is located at 1750 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1The Company’s shares are listed for trading on the Toronto Stock Exchange (the “TSX”) and the NYSE American, LLC (“NYSE American”), both under the symbol “SVM”. The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador.~~

The Company’s operations in China are conducted through legal entities incorporated in China, over which the Company has control through holding majority equity interest and voting power. With respect to remitting funds outside of China to Silvercorp or its shareholders from these entities, it is prescribed in the Foreign Investment Law of China that foreign investors may, in accordance with laws, freely remit into or out of China, in Renminbi or any other foreign currency, their capital contributions, profits, capital gains, income from asset disposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income in China.

See ~~“Item 4 General Description of Business, 4.2 Chinese Mining Law~~ “ITEM 2 - 2.2 Intercorporate Relationships” and “ITEM 4 - 4.4 Risk Factors” for more details”.

2.	The Company proposes the following enhancements to the Company’s Risk Factors to be incorporated in the Company’s 2024 Annual Filings with respect to its risks relating to its China Operations and Doing Business in China, which include the original disclosure risks factors already disclosed under section 4.4 Risk Factors of the 2023 AIF. In its 2024 Annual Filings, the Company proposes to group all risks relating to its China Operations and Doing Business in China together. For ease of reference, we have reproduced all of the risk factors from the 2023 AIF and 2023 Form 40-F relating to our China operations and doing business in China. For the Staff’s convenience, the proposed new text is underlined below.

4.4	Names, Addresses and Incorporation

Risks Relating to Our China Operations and Doing Business in China

Our activities in China are subject to additional political, economic and other uncertainties not necessarily present for activities taking place in other jurisdictions [NOTE: originally disclosed in 2023 AIF and 2023 Form 40-F under 4.4 - Risk Factors.]

All of the Company’s material mining operations are located in China. These operations are subject to the risks normally associated with conducting business in China, which has different regulatory and legal standards than North America. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations, all of which could adversely affect the Company’s business and financial condition.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through legal entities incorporated ~~joint venture companies established~~ under and governed by the laws of China. The non-controlling interest partners ~~Company’s joint venture partners~~ in China include state - sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations, which could adversely affect the Company’s business and results of operations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which maybe ~~is~~ different from that imposed on domestic Chinese companies, such as the “National Security Review” introduced by China in 2021 for any new mineral project to be developed by a company with more than 25% foreign investment in share holdings. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future. Any further such changes may constrain the Company’s future expansion plans and adversely affect its profitability. See Item 4.3 Laws and Regulations Related to Mining and Foreign Investment in China above.

The regulatory environment in China may materially affect our results of operations and financial results. [NOTE: originally disclosed in 2023 AIF and 2023 Form 40-F under 4.4 - Risk Factors]

The Company’s principal operations are located in China and are subject to a range of Chinese ~~PRC~~ laws, regulations, policies, standards and requirements in relation to, among other things, mine exploration, development, production, taxation, labour standards, occupational health and safety, waste treatment and environmental protection, and operation management. Any changes to these laws, regulations, policies, standards and requirements or to the interpretation or enforcement thereof may increase the Company’s operating costs and thus adversely affect the Company’s results of operations.

The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

China’s legislation is undergoing a relatively fast transformation with some old laws superseded by newly enacted laws. New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could create risks or uncertainty for investors in mineral projects or have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

In December 2021, Cyberspace Administration of China (“CAC”) announced the adoption of the Cybersecurity Review Measures, which became effective on February 15, 2022 and pursuant to which network platform operators possessing personal information of more than one million individual user must undergo a cybersecurity review by the CAC when they seek a listing on a foreign exchange. The Cybersecurity Review Measures provide that critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the applicable local cyberspace administration in accordance with the provisions thereunder. The Company and its subsidiaries in China do not carry out business in China through any self-owned network platform or hold personal information, and the Company currently is not subject to the cybersecurity review. However, it is uncertain if the Company will be required to apply for the cybersecurity review in the future. If the review is required, it is uncertain if the Company can fully or timely comply with the Cybersecurity Review Measures and related regulations. Non-compliance could materially and adversely affect our business, financial condition, and results of operations.

In February 2023, Chinese Security Regulatory Commission (“CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures of Overseas Listing”) which have been effective on March 31, 2023. The Trial Measures of Overseas Listing require that 1) where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC; 2) initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas, and subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within 3 working days after the offering is completed; 3) any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect overseas offering and listing: (a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (b) the main parts of the issuer’s business activities are conducted in the Chinese Mainland, or its main places of business are located in the Chinese Mainland, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in the Chinese Mainland. The underwriters or brokers assisting the issuer with the offering, if any, must also make certain filings and undertakings with the CSRC. The determination as to whether or not an overseas offering and listing by domestic companies is indirect overseas offering and listing, shall be made on a substance over form basis. The Company may be subject to the Trial Measures of Overseas Listing, meaning that if the Company issues new shares or convertible securities in the future, the Company and any underwriter or broker assisting the Company with the offering may need to make a post issuance filing to the CSRC. This may increase the regulatory complexity, timing and cost of the Company’s equity financings, and may in practice restrict the Company’s selection of underwriters or brokers for an equity financing. Any further governmental actions to restrict financing transactions by issuers such as the Company could further limit or hinder our ability to offer securities to investors and cause the value of our securities to significantly decline.

In addition, on February 24, 2023, CSRC, Ministry of Finance; National Administration of State Secrets Protection and National Archives Administration of China issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (“Revised Confidentiality and Archives Administration Provisions”) which became effective on March 31, 2023. The Revised Confidentiality and Archives Administration Provisions require that in the overseas issuance and listing activities of domestic enterprises, the securities companies and securities service providers that undertake relevant businesses shall strictly abide by applicable laws and regulations of China and the Revised Confidentiality and Archives Administration Provisions, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, take necessary measures to fulfill confidentiality and archives administration obligations, and shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Failure to comply with the Revised Confidentiality and Archives Administration Provisions may have negative impact on the Company’s financing activities as CSRC may not accept our filing and may also expose management to legal liabilities in China.

In addition, China has further strengthened its national security review of foreign investment. The Measures (as defined below) will continue to create an additional layer of uncertainty with respect to foreign investment. Investment plans, timetables, terms and conditions for closing for investment must take into account the timing and contingency of obtaining approval from the national security review process. See Item 4.3 Laws and Regulations Related to Mining and Foreign Investment in China above.

Although the Company seeks to comply with all new Chinese ~~PRC~~ laws, regulations, policies, standards and requirements applicable to the mining industry or all changes in existing laws, regulations, policies, standards and requirements, the Company may not be able to comply with them economically or at all. Furthermore, any such new Chinese ~~PRC~~ laws, regulations, policies, standards and requirements or any such change in existing laws, regulations, policies, standards and requirements may also constrain the Company’s future expansion plans and adversely affect its profitability.

~~In addition, China has further strengthened its national security review of foreign investment. The Measures will continue to create an additional layer of uncertainty with respect to foreign investment. Investment plans, timetables, terms and conditions for closing for investment must take into account the timing and contingency of obtaining approval from the national security review process. See Item 4.3 Laws and Regulations Related to Mining and Foreign Investment in China above.~~

The permits and licenses required for our mining and exploration operations in China may not be granted or renewed. [NOTE: originally disclosed in Form 40-F under 4.4 - Risk Factors]

All Mineral Resources and Mineral Reserves of the Company’s subsidiaries are owned by their respective legal incorporated ~~joint venture~~ entities in China. Mineral exploration and mining activities in China may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses, and other certificates in accordance with the relevant mining laws and regulations. Under the Chinese ~~PRC~~ laws and regulations, if there are residual reserves in a property when the mining permit in respect of such property expires, the holder of the expiring mining permit will be entitled to apply for an extension for an additional term. The Company believes that there will be no material substantive obstacle in renewing such permits. Nevertheless, there can be no assurance as to whether the current relevant Chinese ~~PRC~~ laws and regulations, as well as the current mining industry policy, will remain unchanged at the time of the extension application of such permits, nor can there be any assurance that the competent authorities will not use their discretion to deny or delay the renewal or the extension of relevant mining permits due to factors outside the Company’s control. Therefore, there can be no assurance that the Company will successfully renew its mining permits on favourable terms, or at all, once such permits expire.

Any failure to obtain or any delay in obtaining or retaining any required governmental approvals, permits or licenses could subject the Company to a variety of administrative penalties or other government actions and adversely impact the Company’s business operations. The relevant state and provincial authorities in China do not allow exploration permit renewal applications to be submitted earlier than 30 days before the permit expiration date and a delay of 2 to 3 months for permit application processing times is not uncommon. The relevant state and provincial authorities in China do not issue formal documentation to guarantee permit renewal while processing renewal applications. If any administrative penalties and other government actions are imposed on or taken against the Company due to the Company’s failure to obtain, or delay in obtaining or retaining, any required governmental approvals, permits or licenses, the Company’s business, financial condition and results of operations could be materially and adversely affected.

No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

In connection with our response in this letter, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosure, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding this letter, please feel free to contact the undersigned at (604) 669-9397 or derekliu@silvercorp.ca.

Sincerely,

Silvercorp Metals, Inc.

/s/ Derek Liu
Derek Liu Chief Financial Officer